UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Unigel

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Rio de Janeiro, June 6, 2023 - Petróleo Brasileiro S.A. - Petrobras informs that it has initiated discussions with Unigel Participações S.A. (Unigel) to analyze joint business involving opportunity development in the areas of fertilizers, green hydrogen and low-carbon projects, in line with the revision of the strategic elements for Petrobras' Strategic Plan 2024-2028 (SP 2024-28), as disclosed to the market on June 1, 2023.

Petrobras and Unigel signed a non-binding and two-year confidentiality agreement (Non-Disclosure Agreement). Only after the conclusion of technical analyses by a multidisciplinary group will any projects arising from the agreement have official estimates of cost and return, necessary for future consideration by internal approval bodies, in accordance with the Company's governance.

About Unigel

Founded in 1966, Unigel is strategically located in Brazil, in the states of Bahia, Sergipe, and São Paulo, and in Mexico. It has a leading position in styrenics, acrylics, and nitrogen fertilizers, consolidating itself as one of the largest chemical companies in Latin America and the largest nitrogen fertilizer manufacturer in the country.

Present in people's daily routine, Unigel supplies fundamental raw materials for the manufacture of end products for the appliance and electronics, automotive, paints and coatings, civil construction, pulp and paper, packaging, health and beauty, textile, mining, and agricultural markets. In addition, the company carries out the first initiative for industrial-scale production and distribution of hydrogen and green ammonia in Brazil.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 06, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer